Exhibit 99.1

NEWS RELEASE

November 28, 2014	Release 11-2014

WESTERN COPPER AND GOLD ANNOUNCES RESTART OF ENVIRONMENTAL REVIEW

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) and its wholly-owned subsidiary, Casino Mining Corp. (“CMC”) are pleased to announce that the Yukon Environmental and Socioeconomic Assessment Board (“YESAB”) has resumed its review of the Casino Project.

The review process was put on hold at CMC’s request as part of a Settlement Agreement (the “Agreement”) with Little Salmon/Carmacks First Nation (“LSCFN”).  CMC and LSCFN have completed the consultation program outlined in the Agreement and have entered into further agreements to continue consultation throughout the YESAB assessment process.

Also in accordance with the Agreement, LSCFN has informed CMC that it has withdrawn the Petition it had filed with the Yukon Supreme Court seeking judicial review of YESAB’s decision that consultation with LSCFN, prior to CMC filing its Project Proposal, was adequate.

“We are pleased about the restart of the YESAB review.” said Paul West-Sells, President of CMC, “This hold period has allowed us to further consult and develop our relationship with directly affected First Nations.  This period has also given us time to develop a comprehensive reply to questions raised during the first part of the YESAB review.”

The Casino Project has been submitted for Screening by the Executive Committee of the YESAB, the Board that operates under the Yukon Environmental and Socioeconomic Assessment Act. The YESAB, which operates under established procedures and defined timelines, will provide recommendations to the Decision Bodies (licensing agencies) respecting whether or not the Project be allowed to proceed or whether the Project requires a review before making a recommendation.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is focused on advancing the Casino Project, one of the world’s largest copper, gold, silver and molybdenum deposits, located in Yukon, Canada.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Chris Donaldson, Corporate Development and Investor Relations: (T) 604.684.9497; (E) info@westerncopperandgold.com.

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Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”).  Forward-looking statements generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact.  Forward-looking statements tend to include words such as “will”, “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology.  Forward-looking statements herein include, but are not limited to, statements with respect to LSCFN withdrawing its petition with the Yukon Supreme Court and the Casino Project being Canada’s next premier copper-gold mine.  Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements are based on Western’s or its consultants’ current beliefs as well as various assumptions made by and information currently available to them.  These assumptions include, without limitation, the economic models for Casino; estimated capital costs of the project; costs of production; success of mining operations; projected future metal prices; engineering, procurement and construction timing and costs; the timing, costs, and obtaining of permits and approvals; the geological, metallurgical, engineering, financial and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; that the Company's other corporate activities will proceed as expected, and any additional financing needed will be available on reasonable terms.  Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking statements are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict.  These risks are set forth in Western’s most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Actual results and future events could differ materially from those anticipated in forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Western expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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